July 14, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 714-241-8979

Ms. Marie M. May
Chief Financial Officer
Homelife, Inc.
1503 South Coast Drive, Suite 204
Costa Mesa, CA 92626

RE: Homelife, Inc.
        Form 10-KSB for the year ended May 31, 2005
        File no. 000-30424

Dear Ms. May:

        We have reviewed your letter filed on June 30, 2006 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended May 31, 2005

Consolidated Balance Sheets, page 2

1. We have read your response to prior comment 3 and do not understand why you evaluate goodwill for impairment at the entity level if the goodwill relates to the real estate segment. Please tell us how you applied paragraphs 30 through 36 of SFAS 142 in making this determination. Also, please explain how you measured the fair value of the reporting unit for purposes of your impairment test and tell us

what the amount was. Please include the basis for your methodology and relevant assumptions in your response.

Note 3. Summary of Significant Accounting Policies, Revenue Recognition, page 9

2. Related to prior comment 4, please elaborate on how you have applied paragraph 5 of SFAS 45 in recognizing revenue for franchise sales over a five-year period. In your response, please tell us when all material services have been substantially performed by you and explain why revenue is not recognized at that time.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3403.

Sincerely,

Steven Jacobs
Branch Chief